Exhibit 99.3

RATIO OF EARNINGS TO FIXED CHARGES

(Unaudited)

The following table shows the ratios of earnings to fixed charges for TOTAL S.A. (“TOTAL”) and its subsidiaries and affiliates (collectively, the “Group”), computed in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and as adopted by the European Union, for the six months ended June 30, 2012 and 2011 and the fiscal years ended December 31, 2011, 2010, 2009, 2008 and 2007.

	Six Months Ended June 30,		Years Ended December 31,
	2012	2011	2011	2010	2009	2008	2007
For the Group (IFRS)	24.99	33.76	27.31	29.11	21.11	20.86	14.06

Earnings for the computations above under IFRS were calculated by adding pre-tax income from continuing operations before adjustment for non-controlling interests in consolidated subsidiaries or income or loss from equity investees, fixed charges and distributed income of equity investees. Fixed charges for the computations above consist of interest (including capitalized interest) on all indebtedness, amortization of debt discount and expense and that portion of rental expense representative of the interest factor.

CAPITALIZATION AND INDEBTEDNESS OF TOTAL

(Unaudited)

The following table sets out the unaudited consolidated capitalization and long-term indebtedness, as well as short-term indebtedness, of the Group as of June 30, 2012, prepared on the basis of IFRS.

At June 30, 2012
(in millions of euros)
Current financial debt, including current portion of non-current financial debt
Current portion of non-current financial debt	3,756
Current financial debt	6,886
Current portion of financial instruments for interest rate swaps liabilities	70
Other current financial instruments — liabilities	101

Total current financial debt	10,813

Non-current financial debt	23,260
Non-controlling interests	1,256
Shareholders’ equity
Common shares	5,911
Paid-in surplus and retained earnings	69,181
Currency translation adjustment	401
Treasury shares	(3,390)

Total shareholders’ equity	72,103

Total capitalization and non-current indebtedness	96,619

As of June 30, 2012, TOTAL had an authorized share capital of 3,455,181,701 ordinary shares with a par value of €2.50 per share, and an issued share capital of 2,364,546,966 ordinary shares (including 109,543,878 treasury shares from shareholders’ equity).

As of June 30, 2012, approximately €305 million of TOTAL’s non-current financial debt was secured and approximately €22,955 million was unsecured, and all of TOTAL’s current financial debt of €6,886 million was unsecured. As of June 30, 2012, TOTAL had no outstanding guarantees from third parties relating to its consolidated indebtedness. For more information about TOTAL’s commitments and contingencies, see Note 23 of the Notes to TOTAL’s audited consolidated financial statements in its Annual Report on Form 20-F for the year ended December 31, 2011, filed with the SEC on March 26, 2012, as amended on March 27, 2012. Since June 30, 2012, Total Capital International has issued (after swaps) non-current financial debt of approximately $100 million (or approximately €81 million using the July 31, 2012, European Central Bank reference exchange rate of €1= $1.23).

Except as disclosed herein, there have been no material changes in the consolidated capitalization, indebtedness and contingent liabilities of TOTAL since June 30, 2012.